Exhibit 99.1

Titan Medical Announces Overnight Marketed Offering of Units

TORONTO--(BUSINESS WIRE)--March 5, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (NASDAQ:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announced today that it has filed and been receipted for a preliminary short form prospectus (the “Preliminary Prospectus”) with securities regulators in the provinces of Ontario, British Columbia and Alberta. Titan has also filed a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission under the U.S.-Canada Multijurisdictional Disclosure System. Each of these filings is in connection with a proposed marketed offering of units (the “Units”) of the Company (the “Offering”) for total gross proceeds of a minimum of US$20,000,000 and a maximum of US$25,000,000. The Preliminary Prospectus and Registration Statement are subject to completion and amendment.

Bloom Burton Securities Inc. (the “Agent”) has been engaged as the Company’s agent for the Offering and the Agent has appointed Northland Securities, Inc. as sub-agent with respect to the offer and sale of the Units in the United States.

Each Unit will be comprised of one common share of the Company and one common share purchase warrant (a “Warrant”). The Offering will be undertaken on a “best efforts” agency basis. The Company also expects to grant to the Agent a 30-day over-allotment option to sell up to an additional 15% of the number of Units and/or Warrants offered in the Offering. The type of security to be distributed, the number of Units to be distributed, the price of each Unit and the exercise price and term of each Warrant will be determined by negotiation between the Company and the Agent in the context of the market with final terms to be determined at the time of pricing.

It is expected that closing of the Offering will occur on or about March 21, 2019, or such other date or dates as the Company and the Agent may agree.

The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Further details are disclosed in the Preliminary Prospectus, available at www.sedar.com and the Registration Statement, available at www.sec.gov.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The Registration Statement has not yet become effective. The Units may not be sold nor may offers to buy be accepted in the United States prior to the time the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Units, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the size of the Offering, the granting of the over-allotment option, the closing date of the Offering and the use of the net proceeds of the Offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

CONTACT:
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com